Exhibit 99.1

Nanjing Ying Peng Becomes Major Shareholder of

China Cord Blood Corporation

HONG KONG, China, January 31, 2018 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), a leading cord blood bank operator in China, today announced that Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership) (“Nanjing Ying Peng”), via its subsidiary, has become a major shareholder of the Company.

Following the entry of Nanjing Ying Peng, Mr. Ping Xu was appointed as a director of the Board of Directors of the Company (the “Board”). Mr. Xu is a senior vice president of Sanpower Group Co., Ltd and the authorized representative of the executive partner of Nanjing Ying Peng. Mr. Xu possesses extensive knowledge and experience in cross-border M&A and project financing. Mr. Xu also spearheaded multiple merger and acquisition initiatives both inside and outside of the People’s Republic of China.

Simultaneously, the Company announced that Mr. Yuen Kam has resigned from his positions as Chairman and director of the Board and as Chairman and member of the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Company. His resignation was accepted by the Board and is effective as of January 31, 2018.

Following Mr. Kam’s resignation, Ms. Ting Zheng, Chief Executive Officer of the Company, was appointed as the Chairperson of the Board and the Chairperson of the Nominating Committee. Mr. Mark Chen, one of the Company’s existing independent non-executive directors also joined as a new member to the Nominating Committee.

“We would like to express our most sincere gratitude to Mr. Kam for his years of excellent leadership and incalculable contributions. At the same time, we welcome Mr. Xu to the team. We believe Mr. Xu will be an invaluable addition to our Board leadership and his extensive experience will provide further insight towards the Company’s future developments.” said Ms. Ting Zheng, “We are excited and look forward to working together with Nanjing Ying Peng to continue to expand our cord blood banking initiatives.”

Nanjing Ying Peng is a limited partnership incorporated in China and governed by the laws of China. Nanjing Ying Peng, which owns 65.4% of the total issued share capital of the Company, will continue to observe and comply with all relevant reporting and filing requirements.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the U.S. Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511 (China) or (+1) 646-405-5185 (U.S.)

Email: william.zima@icrinc.com